                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                              For December 1, 2005
                         Commission File Number 0- 50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

This Form 6-K consists of:

"NORTHWESTERN MINERAL VENTURES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS
THREE MONTHS ENDED SEPTEMBER 30, 2005

THE AMOUNTS ARE IN CANADIAN DOLLARS UNLESS OTHERWISE STATED

The following discussion of the financial condition and results of the operations of Northwestern Mineral Ventures Inc. ("Northwestern" or the
"Company") constitutes management's review of the factors that affected the
Company's financial and operating performance for the three months ended
September 30, 2005. This discussion dated November 21, 2005 should be read in conjunction with the Company's audited Financial Statements and Notes to the
Financial Statements for periods ended December 31, 2004 and December 31, 2003, and the interim financial statements for the period July 1, 2005 to September
30, 2005, which have all been prepared in accordance with Canadian generally accepted accounting principles. These documents along with others published by the Company are available on SEDAR at www.sedar.com or from the office of the
Company.

The Company was formed in September 2003 for the purpose of acquiring, exploring and developing properties prospective for the discovery of precious and base metals and other minerals. The Company does not have any projects that generate revenue at this time. The Company's ability to carry out its business plan rests with its ability to secure equity and other financings.

The Company's common shares trade under the symbol "NWT" on the TSX Venture
Exchange, under the symbol "NMV" on the Berlin and Frankfurt Stock Exchanges, and under the stock symbol "NWTMF" on the NASD Bulletin Board.

On September 6, 2005, the Company completed a two for one stock split, pursuant to which each issued common share of Northwestern was subdivided into two common shares (the "Stock Split"). It is expected that the greater number of outstanding common shares resulting from the stock split will provide a wider opportunity for investors to become shareholders of Northwestern and increase liquidity in Northwestern's listed securities. The stock split was approved at a special meeting of the shareholders of Northwestern held on August 22, 2005.

OVERVIEW OF PERFORMANCE

The Company is focused on uranium and iron oxide copper gold ("IOCG")
exploration in Canada, the United States and Mexico. The Company has also applied for two uranium concessions in the Republic of Niger, and is awaiting final government approval.

BEAR PROJECT, NORTHWEST TERRITORIES, CANADA

Given the significant potential of other properties in its portfolio, the
Company has decided not to proceed further with its Longtom claim, located in the Bear Province of Canada's Northwest Territories. As such, the September 23,
2003 Option Agreement between Fronteer Development Group Inc. (TSX: FRG) and
Northwestern has been mutually cancelled.

PICACHOS PROJECT, MEXICO

By way of a Letter of Intent dated May 19, 2005, the Company increased its option interest to 100% in the silver-gold project (the "Picachos Project") in the Durango state, Mexico. Under the

terms of the Letter of Intent, Northwestern will be granted the right at feasibility to acquire RNC Gold Inc.'s ("RNC") remaining 50% stake in the
Picachos Project. The purchase price of $20 million is payable as: $3 million at the completion of a feasibility study, and then $9 million at the commencement of commercial production, and then $2 million on each of the first through fourth anniversaries of the commencement of commercial production. The Company is also required to issue RNC 100,000 shares (the "NWT Shares") from its treasury on the execution of a formal agreement. On October 14, 2005,
Northwestern entered into a final Agreement with RNC to formalize the terms of the Letter of Intent, and the Company issued the NWT Shares to RNC.

The Company has completed its first phase exploration program on Picachos during the third quarter, 2005. The Company is now evaluating the data, and during the fourth quarter, the Company expects to prepare a budget and program of $1 million for the second phase of exploration.

If commenced, the second phase exploration program would consist of airborne magnetometer surveys, and preparing the most advanced targets for underground or adit development for controlled bulk sampling.

The Durango region of Mexico is a rugged upland area with high relief which exposes tens to hundred of meters of vertical section through the mineralized strategraphy. Accordingly, the vein systems can easily be accessed by driving adits into hillsides to provide underground bulk samples at an early stage of exploration without relying solely on diamond drilling.

FIRE FLY PROJECT, UTAH, USA

On September 29, 2005, the Company signed a Letter of Intent to acquire 100%
ownership of two uranium-vanadium mines, collectively called the "Firefly
Project", in the La Sal uranium district in southeastern Utah from GeoXplor
Corp.

Under the terms of the Letter of Intent, Northwestern will pay US$5,100,000 to acquire the Firefly Project from GeoXplor. An initial payment of US$100,000 is due upon execution of a Formal Agreement incorporating the terms of the Letter of Intent. Northwestern will make an additional payment of US$5,000,000 to
GeoXplor once a decision is made to commence production on the Firefly Project or on July 31, 2011, whichever is earlier. In addition, GeoXplor will receive
300,000 common shares from Northwestern's treasury to be released on or prior to the first, second and third anniversaries of the Execution Date of the Formal
Agreement, which will incorporate the terms of the Letter of Intent. GeoXplor is also entitled to a 2% net smelter royalty on the production of uranium and vanadium from the Firefly Project. Northwestern has agreed to spend a minimum of
US$700,000 on the Firefly Project on or prior to the third anniversary of the
Execution Date.

The Company is currently conducting due diligence of the above-noted transaction and expects to enter into a Formal Agreement with GeoXplor during the fourth quarter of 2005.

WATERBURY PROJECT, SASKATCHEWAN, CANADA

On November 15, 2005 the Company announced the completion of a Formal Option
Agreement to acquire up to 75% ownership of the Waterbury Project, which includes nine highly prospective uranium claims in the prolific eastern
Athabasca Basin, Saskatchewan, Canada, from CanAlaska Ventures Ltd. (TSX-V:
CVV). Waterbury is located within 12 kilometers (seven miles) of the world's second largest high-grade uranium deposit.

The Waterbury Project claims total 12,417 hectares (30,683 acres) and are favorably located in close proximity to several of the world's largest uranium mines. The Waterbury Project hosts the same unconformity-type uranium mineralization as found in the nearby uranium mines. Two major fault systems associated with significant uranium deposits underlie the property area.

Under the terms of the Formal Option Agreement, Northwestern will pay, in installments, a total of C$150,000 to acquire an initial 50% interest in the
Waterbury Project from CanAlaska. In addition, CanAlaska would receive a 3% net smelter royalty (NSR) and 300,000 shares from Northwestern's treasury to be released in stages beginning on or prior to the Execution Date of the Formal
Agreement, which will incorporate the terms of the Letter of Intent.
Northwestern has agreed to spend a minimum of C$2.0 million on the Waterbury
Project prior to April 1, 2008. Northwestern can boost its ownership to 60% by spending an additional C$2.0 million on the property within two years of vesting its 50% interest. Thereafter, Northwestern can increase its stake to 75% by completing a Bankable Feasibility Study within two years from the date it vests its 60% interest and spend an annual minimum of C$500,000 at Waterbury.
CanAlaska would also receive an additional 200,000 shares from Northwestern's treasury if the Company elects to increase its stake to 75%. CanAlaska will act as operator of the property until Northwestern has a vested 60% interest, at which time Northwestern may become the operator.

On execution of the Formal Option Agreement, Northwestern has proceeded to advance the first option payment of C$25,000 and issue 100,000 common shares to
CanAlaska.

OTHER

The overall objective of the Company is to expand the geological knowledge related to the Pichachos, Fire-Fly and Waterbury Projects and to assist with the development of mineralization that is economically significant. The Company will also continue to evaluate the acquisition of other high quality exploration properties in order to augment and strengthen its current Uranium and IOCG property portfolio. To this end, the Company announced in June of 2005 that it has filed applications for two uranium concessions in the Republic of Niger, for which the Company is now awaiting government approval.

RESULTS OF OPERATIONS/MINERAL ACTIVITIES

For the three months ended September 30, 2005, the Company incurred total deferred exploration expenses of $91,294 (compared to $444,119 during the three months ending September 30, 2004). A total of $78,518 was spent of the Picachos project ($56,281 for the three months ending September 30, 2004) and a total of
$10,862 to complete the Company's obligation on the Bear project. As a result of the decision not to proceed further with the Bear Project $602,193 of deferred exploration expenses was written off during the quarter. The loss from operations for the three months ended September 30, 2005 was $776,012 or $0.01 per share ($186,657 or $0.01 per share in the third quarter of 2004).

The loss from operations for second quarter of 2005 was as a result of the deferred exploration expenditures written off ($602,193), on investor relations and business development, management services and office costs.

SUMMARY OF QUARTERLY RESULTS

                            SEPTEMBER 30, 2005   JUNE 30, 2005   MARCH 31, 2005   DECEMBER 31, 2004
                                             $               $                $                   $
                            ------------------   -------------   --------------   -----------------

Revenue                                 --                --               --                --
Net loss for the period            776,012           157,544          135,479           415,146
Net loss per share (1)                0.01              0.00             0.00              0.01
Total assets                     1,170,564         1,933,123        2,086,254         1,896,035
Shareholders' equity             1,143,592         1,919,123        2,064,481         1,698,410

                            SEPTEMBER 30, 2004   JUNE 30, 2004   MARCH 31, 2004   DECEMBER 31, 2003(2)
                                             $               $                $                      $
                            ------------------   -------------   --------------   --------------------

Revenue                                 --                --               --                 --
Net loss for the period            186,657           118,739          400,918             33,097
Net loss per share (1)                0.01              0.00             0.03               0.01
Total assets                     1,334,000         1,408,365        1,465,562            172,413
Shareholders' equity             1,199,168         1,278,793        1,397,532            162,413

(1)  Loss per share remains the same on a fully diluted basis

(2)  The information for the 4th quarter ended December 31, 2003 related to the period from incorporation in September 2003 to December 2003.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2005 the Company had a working capital surplus of $464,981
(964,035 at December 31, 2004). The Company does not have sufficient funds to meet its current property option obligations, however the ability of the Company to successfully acquire additional mineral projects is conditional on its ability to secure financing when required. The Company proposes to meet additional financing requirements through equity financing. In light of the continually changing financial markets, there is no assurance that new funding will be available at the times required or desired by the Company.

SHARES ISSUED AND OUTSTANDING

As of September 30, 2005, the issued and outstanding common shares of the
Company totaled 76,854,334. Effective September 6, 2005, the Company completed a stock-split, whereby each common share was subdivided into two common shares. On
August 2, 2005 the Company granted 40,000 stock options (prior to the 2 for 1
Stock Split) exercisable at $0.94 per share, which expire on August 2, 2008.

On October 18, 2005, 400,000 share purchase warrants, at an exercise price of
$0.475, were exercised, resulting in proceeds of C$190,000 to the Company.

On October 11, 2005, and on October 19, 2005, respectively, an aggregate of
55,000 share purchase warrants were exercised at an exercise price of $0.475, for total proceeds of C$26,125 to the Company.

On October 14, 2005, 1,900,000 stock options were granted to the Company's new president. These stock options are exercisable at a price of $0.75 per share, and expire after five years.

As of November 21, there are currently 2,782,834 share purchase warrants, 63,000 broker warrants and 3,900,000 stock options (post Stock Split) outstanding which also entitle the holders to purchase common shares of the Company. These stock options, warrants and broker warrants, if exercised, would result in the issuance of 6,745,835 common shares of the Company.

RELATED PARTY TRANSACTIONS

During the three months ending September 30, 2005 consulting fees paid to officers and directors totaled $25,938 ($52,500 for the third quarter of 2004).

PROPOSED TRANSACTIONS

While the Company continues to evaluate quality exploration projects and financing opportunities, there are no further transactions currently pending.

SUBSEQUENT EVENTS

On October 14, 2005, the Company appointed Mr. Marek Kreczmer, M.Sc. (Geo),
P.Eng., as President and a Director of the Company. Mr. Kreczmer is a seasoned mining executive with extensive experience in uranium exploration and development. Mr. Kreczmer obtained a B.Sc. Honours (Mineral Deposits major) from the University of Ottawa and a Master of Science specializing in mineral deposits from the University of Toronto. He is a member of the Association of
Professional Engineers of Saskatchewan and the Prospectors and Developers
Association of Canada (PDAC). Mr. Kreczmers brings extensive geological and technical expertise to the Company.

As part of his compensation package, Mr. Kreczmer will receive an annual salary of C$100,000 and will be granted stock options under the Company's option plan to acquire up to 1,900,000 common shares of Northwestern at C$0.75 per share.
Shares vest in quarterly stages over the first year of Mr. Kreczmer's contract and expire after five years.

Kabir Ahmed was appointed to the position of Chairman of the Company's board of directors and he remains the Company's Chief Executive Officer. Former non-executive Chairman Wayne Beach remains on the Company's board of directors and will continue to work on corporate financings and property acquisitions on behalf of the Company.

On November 17, 2005, the Company dropped its option interest in the Tango
Property located in the Sinaloa State of Mexico, but however, the Company continues to proceed on advancing the more prospective silver-gold targets on its Picachos Project located in the Durango State of Mexico.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements that are based on beliefs of its management as well as assumptions made by and information currently available to management of the Company. When used in this Report, the words "estimate",
"believe", "anticipate", "intend", "expect", "plan", "may", "should", "will", and the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those statements. Such risks and uncertainties include those set forth under "Risks and Uncertainties" above. The statements contained in this Report speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                             On behalf of the Board of Directors

November 21, 2005                                                    Kabir Ahmed
Toronto, Ontario                                                  Chairman & CEO

                             NOTICE TO SHAREHOLDERS
                       FOR THE THREE AND NINE MONTHS ENDED
                               SEPTEMBER 30, 2005

                       NORTHWESTERN MINERAL VENTURES INC.

Responsibility for Financial Statements

The accompanying financial statements for Northwestern Mineral Ventures Inc.
have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2004 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the
Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Auditors' involvement

The auditors of Northwestern Mineral Ventures Inc. have not performed a review of the unaudited financial statements for the three and nine months ended
September 30, 2005 and September 30, 2004.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)

BALANCE SHEETS

                                                  September 30,   December 31,
                                                      2005            2004
                                                  -------------   ------------
                                                   (Unaudited)      (Audited)
ASSETS
Current
   Cash and equivalents                            $   403,654     $ 1,083,675
   Amounts receivable and prepaid expenses              88,299          77,985
                                                   -----------     -----------
                                                       491,953       1,161,660
Equipment, net of accumulated amortization               4,221           3,575
Interest in exploration properties and deferred
exploration expenditures (Note 2)                      674,390         730,800
                                                   -----------     -----------
                                                   $ 1,170,564     $ 1,896,035
                                                   ===========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
   Accounts payable and accrued liabilities        $    26,972     $   197,625
                                                   -----------     -----------
Shareholders' equity
Share capital
   Authorized - unlimited common shares Issued
   Common shares (Note 3 and Schedule I)             2,590,732       2,171,849
   Warrants (Note 4 and Schedule I)                    383,602         256,935
   Contributed surplus (Note 5 and Schedule I)         392,850         424,183
Accumulated deficit                                 (2,223,592)     (1,154,557)
                                                   -----------     -----------
                                                     1,143,592       1,698,410
                                                   -----------     -----------
                                                   $ 1,170,564     $ 1,896,035
                                                   ===========     ===========

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)

STATEMENTS OF OPERATIONS AND DEFICIT

                                                                             Cumulative from
                                                     Three Months Ended        inception to        Nine Months Ended
                                                       September 30,          September 30,          September 30,
                                                        (Unaudited)            (Unaudited)            (Unaudited)
                                                 -------------------------   ---------------   -------------------------
                                                     2005          2004            2005            2005          2004
                                                 -----------   -----------   ---------------   -----------   -----------

Expenses
   Investor relations and business development   $    61,207   $    80,563     $   601,671     $   234,471   $   169,853
   Stock based compensation expense                       --        32,213         436,850          12,667       340,213
   Management and administrative services             25,938        52,500         214,838          79,838       112,500
   Office and administration                          19,407        20,356         153,995          75,199        33,262
   Professional fees                                   6,127         1,025         104,341          20,734        50,486
   Filing and listing fees                            60,810            --         153,283          88,143            --
   Amortization                                          330            --           1,621             990            --
                                                 -----------   -----------     -----------     -----------   -----------
                                                     173,819       186,657       1,666,599         512,042       706,314
                                                 -----------   -----------     -----------     -----------   -----------
Net loss for the period and from inception
before the following:                               (173,819)     (186,657)     (1,666,599)       (512,042)     (706,314)
Mineral properties and deferred exploration
expenditures written-off                            (602,193)           --        (602,193)       (602,193)           --
Future income tax recovery (Note 3(d))                    --            --          45,200          45,200            --
                                                 -----------   -----------     -----------     -----------   -----------
Net loss for the period and from inception          (776,012)     (186,657)     (2,223,592)     (1,069,035)     (706,314)
ACCUMULATED DEFICIT, beginning of period          (1,447,580)     (552,754)             --      (1,154,557)      (33,097)
                                                 -----------   -----------     -----------     -----------   -----------
ACCUMULATED DEFICIT, end of period               $(2,223,592)  $  (739,411)    $(2,223,592)    $(2,223,592)  $  (739,411)
                                                 ===========   ===========     ===========     ===========   ===========
Basic and diluted loss per share (Note 6)        $      0.01   $      0.01                     $      0.01   $      0.02
                                                 -----------   -----------                     -----------   -----------
Weighted average number of common shares          76,854,334    36,046,656                      76,665,293    28,998,254
                                                 ===========   ===========                     ===========   ===========

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)

STATEMENTS OF CASH FLOWS

                                                                              Cumulative from
                                                       Three Months Ended       inception to        Nine Months Ended
                                                          September 30,        September 30,          September 30,
                                                           (Unaudited)          (Unaudited)            (Unaudited)
                                                     ----------------------   ---------------   ------------------------
                                                        2005         2004           2005            2005         2004
                                                     ---------   ----------   ---------------   -----------   ----------

Cash provided by (used in)

OPERATING ACTIVITIES
   Net loss for the period and from inception        $(776,012)  $ (186,657)    $(2,223,592)    $(1,069,035)  $ (706,314)
   Stock based compensation expense                         --       32,213         436,850          12,667      340,213
   Mineral properties and deferred exploration
   expenditures written-off                            602,193           --         602,193         602,193           --
   Amortization                                            330           --           1,621             990           --
   Changes in non-cash working capital items            28,490      (26,274)        (61,327)       (180,967)      57,151
                                                     ---------   ----------     -----------     -----------   ----------
                                                      (144,999)    (180,718)     (1,244,255)       (634,152)    (308,950)
                                                     ---------   ----------     -----------     -----------   ----------

INVESTING ACTIVITIES
   Equipment purchase                                       --           --          (5,842)         (1,636)      --
   Interest in exploration properties and deferred
   exploration                                         (91,294)    (441,119)     (1,276,583)       (545,783)    (578,346)
                                                     ---------   ----------     -----------     -----------   ----------
                                                       (91,294)    (441,119)     (1,282,425)       (547,419)    (578,346)
                                                     ---------   ----------     -----------     -----------   ----------

FINANCING ACTIVITIES
   Issue of common shares, net of issue costs               --       74,819       2,488,385         501,550    1,402,856
   Issue of warrants                                        --           --         246,540              --           --
   Issue of special warrants, net of issue costs            --           --         195,409              --           --
                                                     ---------   ----------     -----------     -----------   ----------
                                                            --       74,819       2,930,334         501,550    1,402,856
                                                     ---------   ----------     -----------     -----------   ----------
Change in cash and equivalents                        (236,293)    (547,018)        403,654        (680,021)     515,560
Cash and equivalents, beginning of period              639,947    1,234,991              --       1,083,675      172,413
                                                     ---------   ----------     -----------     -----------   ----------
Cash and equivalents, end of period                  $ 403,654   $  687,973     $   403,654     $   403,654   $  687,973
                                                     =========   ==========     ===========     ===========   ==========

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)

SCHEDULE I

STATEMENTS OF SHAREHOLDERS' EQUITY FROM COMMENCEMENT OF OPERATIONS, SEPTEMBER
26, 2003 TO SEPTEMBER 30, 2005
(Unaudited)

                                            Common shares         Special              Contributed   Accumulated
                                        ----------------------   Warrants   Warrants     Surplus       Deficit        Total
                                             #           $           $          $           $             $             $
                                        ----------   ---------   --------   --------   -----------   -----------   ----------

Issue of shares for cash                 2,000,000         101         --         --          --             --           101
Issue of special warrants for cash              --          --    195,409         --          --             --       195,409
Loss for the year                               --          --         --         --          --        (33,097)      (33,097)
                                        ----------   ---------   --------    -------     -------     ----------    ----------
Balance, December 31, 2003               2,000,000         101    195,409         --          --        (33,097)      162,413
Public offering, net of issue costs     30,000,000   1,321,537         --         --          --             --     1,321,537
Conversion of special warrants           4,000,000     195,409   (195,409)        --          --             --            --
Flow through private placement, net
of issue costs                             206,000     114,891         --         --          --             --       114,891
Stock-based compensation                        --          --         --         --     424,183             --       424,183
Private placement, net of issue costs    1,454,500     539,911         --    256,935          --             --       796,846
Loss for the year                               --          --         --         --          --     (1,121,460)   (1,121,460)
                                        ----------   ---------   --------    -------     -------     ----------    ----------
Balance, December 31, 2004              37,660,500   2,171,849         --    256,935     424,183     (1,154,557)    1,698,410
Private placement, net of issue
costs (Note 3(a))                          666,667     362,583         --    126,667          --             --       489,250
Exercise of stock options (Note 3(c))      100,000     101,500         --         --     (44,000)            --        57,500
Flow through tax effect on date of
renunciation (Note 3(d))                        --     (45,200)        --         --          --             --       (45,200)
Stock-based compensation                        --          --         --         --      12,667             --        12,667
Stock-split (2 for 1),
September 8, 2005 (Note 3(b))           38,427,167          --         --         --          --             --            --
Loss for the nine months ended
September 30, 2005                              --          --         --         --          --     (1,069,035)   (1,069,035)
                                        ----------   ---------   --------    -------     -------     ----------    ----------
Balance, September 30, 2005             76,854,334   2,590,732         --    383,602     392,850     (2,223,592)    1,143,592
                                        ==========   =========   ========    =======     =======     ==========    ==========

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
Nine Months Ended September 30, 2005
(Unaudited)
--------------------------------------------------------------------------------

1.   NATURE OF OPERATIONS, ACCOUNTING POLICIES AND GOING CONCERN

Northwestern Mineral Ventures Inc. (the "Company" or "Northwestern") was
incorporated under the laws of the Province of Ontario, Canada by Articles of
Incorporation dated September 26, 2003. The Company, which is in the exploration stage, is engaged in the acquisition, exploration and development of properties for the mining of precious and base metals in the United States, Canada, Africa, and Mexico. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the
Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the exploration, and upon future profitable production.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values. Some of the Company's mining assets are located outside of Canada and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

As at September 30, 2005, the Company had cash and equivalents of $403,654 and working capital of $464,981. Management of the Company believes that it has sufficient funds to pay its ongoing administrative expenses and to meet its liabilities for the ensuing twelve months as they fall due. However, the Company does not have sufficient resources to (i) meet its Pichachos Project obligations and (ii) acquire other properties. The Company's ability to continue operations and fund its exploration property expenditures is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.
Because of this uncertainty there is some doubt about the ability of the Company to continue as a going concern. These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

The unaudited financial statements have been prepared in accordance with
Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by Canadian generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended September 30, 2005 may not be necessarily indicative of the results that may be expected for the year ending December 31, 2005.

The balance sheet at December 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual financial statements. The interim financial statements have been prepared by management in accordance with the accounting policies described in the
Company's annual financial statements for the year ended December 31, 2004. For further information, refer to the financial statements and notes thereto included in the Company's annual financial statements for the year ended
December 31, 2004.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
Nine Months Ended September 30, 2005
(Unaudited)
--------------------------------------------------------------------------------

2.   INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

At September 30, 2005, accumulated costs with respect to the Company's interest in mineral properties owned, leased or under option, consisted of the following:

                            Opening                                     Ending          Ending
                            Balance                                     Balance         Balance
                           January 1,                                September 30,   December 31,
                              2005      Additions (2)   Reductions       2005            2004
                           ----------   -------------   ----------   -------------   ------------

Bear Project (1)(5)         $560,767       $ 41,426      $(602,193)     $     --       $560,767
Pichachos Project (1)(3)     154,764        483,417             --       638,181        154,764
Other (4)                     15,269         20,940             --        36,209         15,269
                            --------       --------      ---------      --------       --------
                            $730,800       $545,783      $(602,193)     $674,390       $730,800
                            ========       ========      =========      ========       ========

(1) The descriptions of these properties can be found in Note 5 of the December
31, 2004 audited financial statements.

(2) Refer to Supplement I of the September 30, 2005 unaudited financial statements for details of additions to the Company's interest in exploration properties and deferred exploration expenditures.

(3) The Company has formalized an amendment to its Option Agreement with RNC
Gold Inc. ("RNC") covering the Picachos Project. The amendment grants the
Company the right to acquire a 100% interest in the property portfolio.

The Company will be granted the right at feasibility to acquire RNC's remaining
50% stake in the Picachos Project. The purchase price of C$20 million is payable as: C$3 million at feasibility, C$9 million at the commencement of commercial production, and C$2 million on each of the first through fourth anniversaries of the commencement of commercial production. Upon execution of a formal agreement, the Company will issue 200,000 common shares from its treasury to RNC as consideration for the agreement. The shares will be subject to any applicable regulatory hold periods. As of September 30, 2005, the amendment has been formalized and put into a formal agreement but has not been signed by RNC.

(4) Project generation for properties in Africa. Management assesses the value assigned to the other category for each regulatory financial statement reporting period. If no properties are acquired, the other category will be written-down to its net realizable value.

(5) The Company has decided to terminate the Bear Project and focus on other projects. There were no financial penalties associated with the termination of the Bear Project. As a result, capitalized Bear Project costs of $602,193 have been written-off during the period.

3.   SHARE CAPITAL

Refer to Supplement II of the September 30, 2005 unaudited financial statements for a breakdown of outstanding securities as of October 18, 2005 to comply with
Form 51-102F1.

(a) On January 27, 2005, the Company issued 666,667 units in a non-brokered private placement at a price of $0.75 per unit for gross proceeds of $500,000.
Each unit consists of one common share and one common share purchase warrant exercisable at a price of $0.93 until July 27, 2006. The warrants were valued at
$126,667 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 65%; risk-free interest rate - 4.0%; and an expected average life of 18 months.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
Nine Months Ended September 30, 2005
(Unaudited)
--------------------------------------------------------------------------------

3.   SHARE CAPITAL (continued)

(b) Effective September 8, 2005, the Company completed a stock-split, where-by each issued common share of the Company was sub-divided into two common shares.
Each registered shareholder of the Company received one (1) additional new share for every common share held. No action was required by the shareholders.
Immediately following the stock-split, the Company had 76,854,334 common shares issued and outstanding. The outstanding warrants and stock-options were also sub-divided at the same ratio as the common shares. The exercise prices of the warrants and stock options were adjusted to reflect the stock-split.

(c) Stock options to acquire 100,000 common shares at $0.575 per share were exercised for gross cash proceeds of $57,500.

(d) Refer to Note 6(b)(4) of the audited December 31, 2004 financial statements.

4.   WARRANTS

The following table reflects the continuity of warrants:

                            December 31,                            September 30,
                 Exercise       2004                 Stock-split         2005       Black-Scholes
 Expiry Date       Price      Balance       Issued   (2 for 1)(*)      Balance        Value ($)
--------------   --------   ------------   -------   ------------   -------------   -------------

April 15, 2006    $0.475       450,000          --       450,000         900,000       126,000
April 15, 2006    $0.350        31,500          --        31,500          63,000        10,395
June 3, 2006      $0.475       502,250          --       502,250       1,004,500       120,540
July 27, 2006     $0.465            --     666,667       666,667       1,333,334       126,667
                  ------       -------     -------     ---------       ---------       -------
                               983,750     666,667     1,650,417       3,300,834       383,602
                               =======     =======     =========       =========       =======

(*) Refer to Note 3(b) for details of the stock-split.

5.   STOCK OPTIONS AND CONTRIBUTED SURPLUS

The following table reflects the continuity of stock options:

                                                      Weighted Average
                                          Number of    Exercise Price
                                           Options           ($)
                                          ---------   ----------------
Balance, December 31, 2004 (audited)      1,060,000         0.61
Exercised                                  (100,000)        0.58
Granted                                      40,000         0.94
Stock-split (2 for 1)(*)                  1,000,000         0.31
                                          ---------         ----
Balance, September 30, 2005 (unaudited)   2,000,000         0.31
                                          =========         ====

(*) Refer to Note 3(b) for details of the stock-split.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
Nine Months Ended September 30, 2005
(Unaudited)
--------------------------------------------------------------------------------

5.   STOCK OPTIONS AND CONTRIBUTED SURPLUS (continued)

As at September 30, 2005, the Company had the following stock options outstanding:

       BLACK-SCHOLES   NUMBER OF    EXERCISE        EXPIRY
         VALUE ($)      OPTIONS    PRICE ($)         DATE
       -------------   ---------   ---------   ----------------
          264,000      1,200,000     0.2875    March 26, 2009
(1)       128,850        600,000     0.3375    April 23, 2007
(2)            --        120,000     0.3600    October 22, 2007
(3)            --         80,000     0.4700    August 2, 2008
          -------      ---------     ------    ----------------
          392,850      2,000,000
          =======      =========

(1) On April 23, 2004, 300,000 stock options (Prior to Stock-split (2 for 1))
exercisable at $0.675 per share were issued to a firm that provides investor relations to the Company. The following assumptions were used under the
Black-Scholes option-pricing model: dividend yield of 0%; expected volatility of
100%; risk-free interest rate of 4% and an expected life of 3 years. These options were valued at $128,850.

(2) On October 22, 2004, 60,000 stock options (Prior to Stock-split (2 for 1))
exercisable at $0.72 per share were granted to a consultant of the Company. The following assumptions were used under the Black-Scholes option-pricing model:
dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 4%
and an expected life of 3 years. These options were valued at $27,600 and will be charged to exploration property expenditures when certain vesting conditions have been met.

(3) On August 2, 2005, 40,000 stock options (Prior to Stock-split (2 for 1))
exercisable at $0.94 per share were granted to a consultant of the Company. The following assumptions were used under the Black-Scholes option-pricing model:
dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 4%
and an expected life of 3 years. These options were valued at $23,920 and will be charged to exploration property expenditures when certain vesting conditions have been met.

6.   LOSS PER SHARE

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.

7.   RELATED PARTY TRANSACTIONS

The Company was charged $67,500 during the period (2004 - $63,750) for consulting and other services rendered by the Chief Executive Officer of the
Company. The Company was also charged $11,900 (2004 - $nil) by the Chief
Financial Officer of the Company. These amounts have all been expensed in the statement of operations and deficit.

These transactions are in the normal course of operations and are measured at the exchange amount which is the consideration established and agreed to by the related parties.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
Nine Months Ended September 30, 2005
(Unaudited)
--------------------------------------------------------------------------------

8.   INCOME TAXES

The estimated taxable income for the period is $nil. Based upon the level of historical taxable income, it cannot be reasonably determined if the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.
This estimated taxable temporary difference valuation allowance will be adjusted in the period that it can be determined that it is more likely than not that some or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for tax purposes, refer to the audited December 31, 2004 financial statements. The benefits for these losses and the estimated loss for the period are not recognized in these financial statements.

9.   POTENTIAL PROPERTY ACQUISITION

Northwestern signed a Letter of Intent to acquire 100% ownership of two uranium-vanadium mines, collectively called the "Firefly Project", in the La Sal uranium district in southeastern Utah from GeoXplor Corp.

Under the terms of the Letter of Intent, Northwestern will pay US$5,100,000 to acquire the Firefly Project from GeoXplor. An initial payment of US$100,000 is due upon execution of a Formal Agreement incorporating the terms of the Letter of Intent. Northwestern will make an additional payment of US$5,000,000 to
GeoXplor once a decision is made to commence production on the Firefly Project or on July 31, 2011, whichever is earlier. In addition, GeoXplor will receive
300,000 common shares from Northwestern's treasury to be released on or prior to the first, second and third anniversaries of the Execution Date of the Formal
Agreement, which will incorporate the terms of the Letter of Intent. These shares will be subject to any applicable regulatory hold periods. GeoXplor is also entitled to a 2% net smelter royalty on the production of uranium and vanadium from the Firefly Project.

Northwestern has agreed to spend a minimum of US$700,000 on the Firefly Project on or prior to the third anniversary of the Execution Date. Ashworth
Explorations Ltd. will act as operator of the Firefly Project until the second anniversary of the Execution Date, at which time Northwestern becomes the operator.

The Letter of Intent is subject to regulatory approval, due diligence and environmental assessment. Other terms of the agreement were not disclosed.

10.  SUBSEQUENT EVENT

(a)  Potential Property Acquisition

On October 12, 2005, Northwestern signed a Letter of Intent to acquire up to 75%
ownership of nine highly prospective uranium claims, collectively called the
"Waterbury Project", in the eastern Athabasca Basin, Saskatchewan, Canada, from
CanAlaska Ventures Ltd. (TSX-V: CVV).

Under the terms of the Letter of Intent, Northwestern will pay, in installments, a total of C$150,000 to acquire an initial 50% interest in the Waterbury Project from CanAlaska. In addition, CanAlaska would receive a 3% net smelter royalty
(NSR) and 300,000 shares from Northwestern's treasury to be released in stages beginning on or prior to the Execution Date of the Formal Agreement, which will incorporate the terms of the Letter of Intent. These shares will be subject to any regulatory hold periods. Northwestern has agreed to spend a minimum of C$2.0 million on the Waterbury Project prior to April 1, 2008. Northwestern can boost its ownership to 60% by spending an additional C$2.0 million on the property within two years of vesting its 50% interest. Thereafter, Northwestern can increase its stake to 75% by completing a Bankable Feasibility Study within two years from the date it vests its 60% interest. During this development stage,
Northwestern would spend an annual minimum of C$500,000 at Waterbury. CanAlaska would also receive an additional 200,000 shares from Northwestern's treasury.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
Nine Months Ended September 30, 2005
(Unaudited)
--------------------------------------------------------------------------------

10.  SUBSEQUENT EVENT (continued)

(a)  Potential Property Acquisition (continued)

CanAlaska will act as operator of the property until Northwestern has a vested
60% interest, at which time Northwestern may become the operator.

The Letter of Intent is subject to regulatory approval, due diligence and environmental assessment. Other terms of the agreement were not disclosed.

On November 9, 2005, the Company completed a Formal Option Agreement with
CanAlaska.

(b)  Issue of Stock Options

The Company issued 1,900,000 stock options to the new President of the Company,
Mr. Marek Kreczmer, who was appointed to that position on October 14, 2005.
These stock options can be exercised at $0.75 per share, vest in quarterly stages over the first year of the President's contract and expire after five years.

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Supplement I to Financial Statements
Nine Months Ended September 30, 2005
(Unaudited)
--------------------------------------------------------------------------------

INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

ACTIVITY DURING THE PERIOD

                                            Three Months Ended      Nine Months Ended
                                               September 30,          September 30,
                                                (Unaudited)            (Unaudited)
                                          ---------------------   ---------------------
                                             2005        2004        2005        2004
                                          ---------   ---------   ---------   ---------

Bear Project
   Opening balance                        $ 591,331    $137,227   $ 560,767    $     --
                                          ---------    --------   ---------    --------
   Option payment                                --      30,000          --      50,000
   Claims                                    11,006          --      11,006          --
   Transportation                                --          --      11,290          --
   Geological                                    --          --       9,223          --
   Consulting                                   682          --      10,019       1,873
   Exploration advance                           --     357,838          --     472,361
   General                                       --          --       2,325         831
   Assaying and sampling                         --          --       1,458          --
   Interest income                             (826)         --      (3,895)         --
   Mineral properties and deferred
   exploration expenditures written-off    (602,193)     (3,000)   (602,193)     (3,000)
                                          ---------    --------   ---------    --------
   Activity during the period              (591,331)    384,838    (560,767)    522,065
                                          ---------    --------   ---------    --------
   Closing balance                        $      --    $522,065   $      --    $522,065
                                          =========    ========   =========    ========
Pichachos Project
   Opening balance                        $ 559,663    $     --   $ 154,764    $     --
                                          ---------    --------   ---------    --------
   Geological, reports and maps                  --          --      69,938          --
   Staking                                       --          --      15,926          --
   General                                       --          --      12,701          --
   Professional fees                             --       8,000          --       8,000
   Analysis and assaying                         --          --      91,008          --
   Exploration advance                       79,344      51,282     297,739      51,282
   Interest income                             (826)     (3,001)     (3,895)     (3,001)
                                          ---------    --------   ---------    --------
   Activity during the period                78,518      56,281     483,417      56,281
                                          ---------    --------   ---------    --------
   Closing balance                        $ 638,181    $ 56,281   $ 638,181    $ 56,281
                                          =========    ========   =========    ========
Other
   Opening balance                        $  34,295    $     --   $  15,269    $     --
                                          ---------    --------   ---------    --------
   Activity during the period                 1,914          --      20,940          --
                                          ---------    --------   ---------    --------
   Closing balance                        $  36,209    $     --   $  36,209    $     --
                                          =========    ========   =========    ========

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Supplement I to Financial Statements
Nine Months Ended September 30, 2005
(Unaudited)
--------------------------------------------------------------------------------
INTEREST IN EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

CUMULATIVE FROM INCEPTION

                                          Bear     Pichachos
                                        Project     Project     Other      Total
                                       ---------   ---------   -------   ---------

Option payments                        $  50,000    $     --   $    --   $  50,000
Acquisition costs                             --          --    15,269      15,269
Exploration advance                           --     297,739        --     297,739
Claim payments                            12,506          --        --      12,506
Staking                                       --      15,926        --      15,926
Transportation                           222,287       3,836    12,342     238,465
Drilling                                  85,865       3,405       --       89,270
General                                   63,004      30,049     4,098      97,151
Camp costs                                60,671       5,940        --      66,611
Project management fees                   40,759       8,965        --      49,724
Labour                                    29,741       8,830        --      38,571
Consulting fees                           23,613          --     4,500      28,113
Geological and reports                     9,223      65,613        --      74,836
Professional fees                             --       8,535        --       8,535
Analysis and assays                       12,466     197,284        --     209,750
Interest income                           (7,942)     (7,941)       --     (15,883)
Mineral properties and deferred
exploration expenditures written-off    (602,193)         --        --    (602,193)
                                       ---------    --------   -------   ---------
                                       $      --    $638,181   $36,209   $ 674,390
                                       =========    ========   =======   =========

NORTHWESTERN MINERAL VENTURES INC.
(AN EXPLORATION STAGE COMPANY)
Supplement II to Financial Statements
Nine Months Ended September 30, 2005
(Unaudited)
--------------------------------------------------------------------------------

The following securities were outstanding as at October 18, 2005:

i)   76,399,334 common shares

ii)  Stock Options

NUMBER OF    EXERCISE        EXPIRY
 OPTIONS    PRICE ($)         DATE
---------   ---------   ----------------
1,200,000     0.2875    March 26, 2009
  600,000     0.3375    April 23, 2007
  120,000     0.3600    October 22, 2007
   80,000     0.4700    August 2, 2008
---------
2,000,000
=========

See Note 10(b) for further stock option details.

iii) Warrants

                            October 1,                        October 18,
                 Exercise      2005               Expired /       2005
  Expiry Date      Price      Balance    Issued   Exercised     Balance
--------------   --------   ----------   ------   ---------   -----------
April 15, 2006    $0.475       900,000     --     (455,000)      445,000
April 15, 2006    $0.350        63,000     --         --          63,000
June 3, 2006      $0.475     1,004,500     --         --       1,004,500
July 27, 2006     $0.465     1,333,334     --         --       1,333,334
                             ---------    ---     --------     ---------
                             3,300,834     --     (455,000)    2,845,834
                             =========    ===     ========     =========

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Northwestern Mineral Ventures Inc.

                                        By: /s/ Kabir Ahmed
                                            ------------------------------------
                                            Kabir Ahmed
                                            President

Date: December 1, 2005